
June 28, 2021

J. Bradley Scovill
President and Chief Executive Officer
Citizens & Northern Corporation
90-92 Main Street
P.O. Box 58
Wellsboro, PA 16901

> **Re: Citizens & Northern Corporation**
> **Registration Statement on Form S-4**
> **Filed June 21, 2021**
> **File No. 333-257214**

Dear Mr. Scovill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Charles J. Ferry, Esq.